SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 SCHEDULE 13D (Rule 13d-101) Under the Securities Exchange Act of 1934 HomeFed Corporation
(Name of Issuer)

Common Stock, $0.01 par value
(Title of class of securities)

436919104
(CUSIP number)

Andrea A. Bernstein, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153
(Name, address and telephone number of person authorized to receive notices and communications)

February 28, 2014
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 436919 10 4	13D

1	Name of Reporting Person: S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:	Joseph S. Steinberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [ ] (b) [_]
3	SEC USE ONLY
4	SOURCE OF FUNDS:	N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	New York
NUMBER OF SHARES	7	SOLE VOTING POWER:	679,051*
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	65,469
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	679,051*
PERSON WITH	10	SHARED DISPOSITIVE POWER:	65,469
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	744,520*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.4%
14	TYPE OF REPORTING PERSON:	IN

* Includes 2,500 shares that may be acquired upon the exercise of currently exercisable stock options.

EXPLANATORY NOTE REGARDING PRIOR SCHEDULE 13D

This Statement on Schedule 13D (the “Schedule 13D”) is filed by Joseph S. Steinberg (the “Reporting Person”) with respect to the Common Stock, par value $0.01 per share (the “Common Stock”), of HomeFed Corporation, a Delaware corporation (the “Company”).

This Schedule 13D relates to the Statement on Schedule 13D with respect to the Company’s Common Stock (the “Initial Schedule 13D”) filed on August 24, 1998 with the Securities and Exchange Commission by the Trust Under Agreement dated August 14, 1998 between the Leucadia National Corporation (“Leucadia”) and Joseph A. Orlando, as Trustee (the “Trust”), Ian M. Cumming and the Reporting Person, with respect to shares of the Company’s Common Stock, as amended by amendments filed on November 2, 1998, July 14, 1999, October 13, 1999, October 24, 2002, July 5, 2005 and December 1, 2005 (the Initial 13D Filing, as so amended, the “Prior Schedule 13D”). The Prior Schedule 13D was filed jointly by the Reporting Person, Mr. Cumming and Leucadia.  As reported in the amendment filed on October 24, 2002, the Trust ceased to be a reporting person and the Leucadia was added as a reporting person. Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Prior Schedule 13D.

In connection with a purchase agreement entered into on February 28, 2014 among Leucadia, certain of its subsidiaries and the Company, the Reporting Person, Mr. Cumming and Leucadia have disbanded their group, and the previously reported oral agreement between the Reporting Person and Mr. Cumming pursuant to which they had agreed to consult with each other as to the election of a mutually acceptable Board of Directors of the Company has terminated. As a result, the Reporting Person, Leucadia and Mr. Cumming have disbanded their group and will not jointly file a Schedule 13D with respect to the Company’s Common Stock. This Schedule 13D is filed solely by the Reporting Person and the Reporting Person will continue to make required filings under Section 13 of the Securities Exchange Act of 1934, if any, on an individual basis with respect to the Company’s Common Stock.

This Schedule 13D is a continuation of the Reporting Person’s beneficial ownership reporting of the Company’s Common Stock set forth in the Prior Schedule 13D and, as such, information from the Prior Schedule 13D is incorporated herein by reference as if set forth in full herein. All amendments to the Schedule 13D which are related to this Schedule 13D are filed as Exhibits 99.1 through Exhibit 99.7 hereto, respectively, and are incorporated herein by reference.

Item 1.	Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the Common Stock of the Company.  The address of the principal executive office of the Company is 1903 Wright Place, Suite 220, Carlsbad, CA 92008.

Item 2.

(a)           This Schedule 13D is filed by Joseph S. Steinberg.

(b)           The business address of the Reporting Person is c/o Leucadia National Corporation, 520 Madison Avenue, New York, NY 10022.

(c)           The Reporting Person’s principal occupation is Chairman of the Board of Leucadia.

(d)           During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Prior Schedule 13D is hereby incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 of the Prior Schedule 13D is incorporated herein by reference

Subject to the limitations contained in the Company’s Restated Certificate of Incorporation, (because the Reporting Person is a holder of more than five percent of the Company’s Common Stock), the Reporting Person may, in the future, from time to time explore the feasibility of (including through discussions with the Company) acquiring or disposing of, and may acquire or dispose of, additional shares of the Company’s Common Stock in private transactions, open market transactions or otherwise, subject to and depending, as appropriate, upon availability at prices deemed favorable by the Reporting Person. The Reporting Person may also receive options to purchase shares of the Company’s Common Stock in his capacity as a director and chairman of the Company’s board of directors pursuant to the Company’s stock option plan.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)           The Reporting Person is the beneficial owner of 744,520 shares of the 7,879,500 shares representing approximately 9.4% of the Company’s Common Stock outstanding on February 6, 2014 (the “Outstanding Shares”) (including (i) 3,676 shares of the Company’s Common Stock (less than 0.1% of the Outstanding Shares) beneficially owned by the Reporting Person’s wife and daughter as to which the Reporting Person may be deemed to be the beneficial owner, (ii) 61,793 shares of the Company’s Common Stock (0.8% of the Outstanding Shares) owned by trusts for the benefit of the Reporting Person’s children and (iii) 2,500 shares of the Company’s Common Stock that may be acquired upon the exercise of currently exercisable stock options (less than 0.1% of the Outstanding Shares).  The foregoing does not include 27,532 shares of the Company’s Common Stock held by a trust for the benefit of the Reporting Person’s children, as to which the Reporting Person disclaims beneficial ownership and 42,381 shares of the Company’s Common Stock held by a charitable trust as to which the Reporting Person and his wife are trustees and as to which the Reporting Person disclaims beneficial ownership.

(c)           None.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Materials to Be Filed as Exhibits.

99.1	Statement on Schedule 13D filed with respect to Common Stock of the Company on August 24, 1998 by the Trust, Ian M. Cumming and the Reporting Person (incorporated by reference).

99.2
Amendment No. 1 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on November 2, 1998 by the Trust, Ian M. Cumming and the Reporting Person (incorporated by reference).

99.3	Amendment No. 2 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on July 14, 1999 by the Trust, Ian M. Cumming and the Reporting Person (incorporated by reference).

99.4
Amendment No. 3 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on October 13, 1999 by the Trust, Ian M. Cumming and the Reporting Person (incorporated by reference).

99.5	Amendment No. 4 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on October 24, 2002 by the Reporting Person, Ian M. Cumming and Leucadia (incorporated by reference).

99.6	Amendment No. 5 to the Statement on Schedule 13D filed with respect Common Stock of the Company on July 5, 2005 by the Reporting Person, Ian M. Cumming and Leucadia (incorporated by reference).

99.7	Amendment No. 6 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on December 1, 2005 by the Reporting Person, Ian M. Cumming and Leucadia (incorporated by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2014	/s/ Joseph S. Steinberg
Joseph S. Steinberg

Exhibit Index

99.1	Statement on Schedule 13D filed with respect to Common Stock of the Company on August 24, 1998 by the Trust, Ian M. Cumming and the Reporting Person (incorporated by reference).

99.2
Amendment No. 1 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on November 2, 1998 by the Trust, Ian M. Cumming and the Reporting Person (incorporated by reference).

99.3	Amendment No. 2 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on July 14, 1999 by the Trust, Ian M. Cumming and the Reporting Person (incorporated by reference).

99.4
Amendment No. 3 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on October 13, 1999 by the Trust, Ian M. Cumming and the Reporting Person (incorporated by reference).

99.5	Amendment No. 4 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on October 24, 2002 by the Reporting Person, Ian M. Cumming and Leucadia (incorporated by reference).

99.6	Amendment No. 5 to the Statement on Schedule 13D filed with respect Common Stock of the Company on July 5, 2005 by the Reporting Person, Ian M. Cumming and Leucadia (incorporated by reference).

99.7	Amendment No. 6 to the Statement on Schedule 13D filed with respect to Common Stock of the Company on December 1, 2005 by the Reporting Person, Ian M. Cumming and Leucadia (incorporated by reference).